CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REVIV3 PROCARE COMPANY

REVIV3 PROCARE COMPANY (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 9, 2015, as amended by that Certificate of Amendment filed on June 13, 2022 (the “Certificate of Incorporation”).

2.	Paragraph A of Article IV of the Certificate of Incorporation of the Corporation shall be amended to insert the following immediately following the first sentence of Paragraph A of Article IV as follows:

“As of the Effective Time, a one-for-twenty reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each twenty (20) shares of Common Stock issued and held of record by each stockholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain at $0.0001 per share.

No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional whole share of Common Stock; provided, however, that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock have been reclassified; and with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one (1) additional share of Common Stock automatically and without any action by the holder.

Beginning at the Effective Time, each certificate representing pre-Reverse Stock Split shares of Common Stock will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.”

3.	Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has duly approved, the amendment to the Certificate of Incorporation set forth in this Certificate of Amendment.

4.	This Certificate of Amendment shall become effective as of January 16, 2024 at 12:01 a.m. Eastern Time (the “Effective Time”).

5.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by the undersigned duly authorized officer this 12th day of January, 2024.

REVIV3 PROCARE COMPANY
/s/ Jeff Toghraie
Name: Jeff Toghraie
Title: Chief Executive Officer